Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                  June 4, 2014


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1191
                     MLP & Energy Funds Portfolio, Series 6
                       File Nos. 333-195407 and 811-03763
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Dear Mr. Bartz:

     This letter is in response to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1191, filed on April 21, 2014 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the MLP & Energy Funds Portfolio, Series 6 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Risks

     1. The "Principal Investment Strategy" section states that the Trust may invest closed-end funds that may invest in foreign securities, including securities issued by companies headquartered or incorporated in countries considered to be emerging markets, and high-yield or junk bonds. Please add disclosure about the risks of investing in such securities in the "Principal Risks" section.

     Response: Even though closed-end funds holding foreign securities, including securities issued by companies headquartered or incorporated in countries considered to be emerging markets, and high-yield or junk bonds may be included in the portfolio, we include risks based upon the final portfolio. If such securities are selected for the portfolio of this Trust, we will add the appropriate risk disclosures.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                       Very truly yours,

                                                       CHAPMAN AND CUTLER LLP

                                                       By /s/ Morrison C. Warren
                                                          ----------------------
                                                          Morrison C. Warren